Exhibit 99.5

AMENDED AND RESTATED
SEVERANCE AGREEMENT
BETWEEN
CORNING NATURAL GAS COMPANY
AND
THOMAS K. BARRY

THIS AGREEMENT, effective this 14th day of December, 2000, by and between Corning Natural Gas Company, a New York Corporation (the “Company”) and Thomas K. Barry (the “Executive”).

WITNESSETH:

WHEREAS, the Executive is a valuable employee of Corning Natural Gas Company, an integral part of its management, and a key participant in the decision-making process relative to short-term and long-term planning and policy for the Company; and

WHEREAS, the Company wishes to encourage the Executive to continue the Executive’s career and services with the Company for the period during and after an actual or threatened Change in Control; and

WHEREAS, the Board of Directors of the Company, at a meeting on December 17, 1999, determined that it would be in the best interests of the Company and its shareholders to better assure continuity in the management of the Company’s administration and operations in the event of a Change in Control by entering into this Severance Agreement (the “Agreement”) with the Executive; and

WHEREAS, the Company and the Executive previously entered into that certain Severance Agreement on December 17, 1999 (the “1999 Agreement”); and

WHEREAS, the Company and the Executive desire to amend and restate the terms and provisions of the 1999 Agreement;

NOW THEREFORE, it is hereby agreed by and between the parties hereto as follows:

1 .                                    Definitions.

(a)                                  “Board” shall mean the Board of Directors of the Company.

(b)                                 “Cause” shall have the same meaning as is provided in the Executives Employment Agreement.

(c)                                  “Change in Control” shall mean:

(i)                                     any person (as such term is used in Section 13(d) of the Securities Exchange Act of 1934 (the “1934 Act”), excluding a corporation at least 90% of the ownership of which after acquiring its interest is owned directly by the holder of common shares of the Company immediately prior to such acquisition (“Person”), becomes the beneficial owner, directly or indirectly, of twenty (20) percent or more of the outstanding common shares of the Company (other than the Savings Plan) requiring the filing of a report with the Securities and Exchange Commission under Section 13(d) of the 1934 Act;

(ii)                                  a purchase by any Person of shares pursuant to a tender or exchange offer to acquire any common shares of the Company (or securities convertible into common shares) for cash, securities, or any other consideration provided that, after consummation of the offer, such Person is the beneficial owner (as defined in Rule l3d-3 under the 1934 Act), directly or indirectly, of twenty (20) percent or more of the outstanding common shares of the Company (calculated as provided in paragraph (d) of Rule 13d-3 under the 1934 Act in the case of rights to acquire common shares);

(iii)                               approval by the shareholders of the Company of (a) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which common shares of the Company would be converted into cash, securities, or other property, other than a consolidation or merger of the Company in which holders of its common shares immediately prior to the consolidation or merger own at least 90% of the common shares of the surviving corporation immediately after the consolidation or merger, or (b) any consolidation or merger in which the Company is the continuing or surviving corporation but in which the common shareholders of the Company immediately prior to the consolidation or merger do not hold at least 90% of the outstanding common shares of the continuing or surviving corporation (except where such holders of common stock hold at least 90% of the common shares of the corporation which owns all of the common shares of the Company), or (c) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or (d) any merger or consolidation of the Company where, after the merger or consolidation, one Person owns 100% of the common shares of the Company (except where the common holders of the Company’s common shares immediately prior to such merger or consolidation own at least 90% of the outstanding common shares of such Person immediately after such merger or consolidation) (upon the Board’s determination that the transaction subject to shareholder approval hereunder will not be consummated, a Change in Control shall not be deemed to have occurred from such date forward and this Agreement shall continue in effect as if no Change in Control had occurred, except to the extent termination requiring Severance Benefits under paragraph 3 hereof has occurred prior to such Board’s determination); or

(iv)                              a change in the majority of the members of the Board within a 24- month period unless the election or nomination for election or nomination for election by the Company’s common shareholders of each new director was approved by the vote of at least two-thirds of the Directors then still in office who were in office at the beginning of the 24-month period.

(d)                                 “Code” shall mean the Internal Revenue Code of 1986, as amended.

(e)                                  “Compensation” shall mean the sum of (i) the Executive’s annual rate of base salary on the last day the Executive was an employee of the Company (or if higher, the annual rate in effect on the date of the Change in Control), including any elective contributions made by the Company on behalf of the Executive that are not includible in the gross income of the Executive under Sections 125 or 402(a)(8) of the Code or any successor provision thereto, (ii) any and all amounts to be paid to the Executive annually for membership on the Board of Directors or any Committee thereof, and (iii) the average of the annual incentive payments paid to the Executive by the Company, if any, for the three consecutive calendar years immediately preceding employment termination (or a lesser period if the Executive was not eligible to receive annual incentive payments during such three year period).

(f)                                    “Coverage Period” means the period beginning on the Starting Date and ending on the Ending Date.

(g)                                 “Disability” means the Executive’s incapacity due to physical or mental illness, which incapacity causes the Executive to be absent from his duties on a full time basis for 90 consecutive business days.

(h)                                 “Employment Agreement” shall mean the Amended and Restated Employment Agreement between the Company and the Executive, entered into of even date hereof, together with any amendments thereto.

(i)                                     “Ending Date” means the earlier of (i) the date of the Board’s determination that the transaction which was approved by the Company’s shareholders, thus constituting a Change in Control pursuant to paragraph 1(c)(iii), will not be consummated, or (ii) the date which is 36 full calendar months following the date on which a Change in Control occurs or, if a Change in Control is based on shareholder approval pursuant to paragraph 1(c)(iii) hereof, the date which is 36 full calendar months following the date of the consummation of the transaction which was the subject of shareholder approval.

(j)                                     “Good Reason” shall mean any of the following:

(i)                                     material change by the Company of the Executive’s functions, duties or responsibilities which change would cause the Executive’s position with the Company to become of less dignity, responsibility, importance, prestige or scope, including, without limitation, a change from being a senior officer of a publicly held company;

(ii)                                  assignment or reassignment by the Company of the Executive without the Executive’s consent to another place of employment more than 50 miles from the Executive’s current place of employment; or

(iii)                               a reduction which is more than de minimis in the Executive’s base pay or bonus opportunity except if such reduction is part of a reduction for all executive officers of the Company and any parent Company thereof.

No such event described above shall constitute Good Reason unless the Executive gives written notice to the Company, specifying the event relied upon for such termination and given at any time within one year after the occurrence of such event and the Company has not remedied such within 30 days of the notice. The Company and Executive, upon mutual written agreement may waive any of the foregoing provisions which would otherwise constitute a Good Reason.

(k)                                  “Single Trigger Period” means the eighteen month period which (i) begins on the date on which a Change in Control occurs, or if a Change in Control is based on shareholder approval pursuant to paragraph 1(c)(iii)

hereof, the date of the consummation of the transaction which was the subject of shareholder approval, and (ii) ends eighteen months thereafter.

(l)                                     “Starting Date” means the date on which a Change in Control occurs.

2.                                       Term. This Agreement shall be effective as of the date above written and shall continue thereafter for 36 full calendar months following the date of an occurrence of a Change in Control or, if the Change in Control event is based on shareholder approval pursuant to paragraph 1(c)(iii), 36 full calendar months following the date of the consummation of the transaction which was the subject of shareholder approval.

3.                                       Severance Benefit. If (i) at any time during the Coverage Period, the Executive’s employment hereunder is terminated by the Company for any reason other than Cause, death or Disability, or by the Executive for Good Reason, or (ii) during the Single Trigger Period, the Executive terminates his employment for any reason, then,

(a)                                  within five business days after such termination, the Company shall pay to the Executive (or, if the Executive has died before receiving all payments to which the Executive has become entitled hereunder, to the estate of the Executive) (i) accrued but unpaid salary and accrued but unused vacation, if any, and (ii) severance pay in a lump sum cash amount equal to three (3) times the Executive’s Compensation;

(b)                                 to the extent not paid or payable under such plans and/or arrangements, the Company shall pay to the Executive the present value of the benefits (calculated assuming the Executive will begin receiving benefits at the earliest retirement date under such plans and/or arrangements, or if later, at the end of the term of this Agreement, based on the actuarial assumptions used for purposes of the qualified defined benefit plan) that would have accrued, but did not accrue, under the Company’s qualified defined benefit retirement plan, the Corning Natural Gas Company Survivor Benefit Deferred Compensation Agreement, and the excess pension benefit provision in the Employment Agreement and/or any successor or similar plan(s) or arrangements in place and operational on the date of termination and/or the Change in Control, as if (for vesting, benefit accrual, eligibility for early retirement, subsidized early retirement factors, actuarial equivalence, and any other purposes) the Executive had continued to be employed and had continued to participate in such plans and arrangements until the age of 62; it being understood by all parties hereto that payments made under this Agreement and the deemed additional credited service shall not be considered for purposes of determining the actual benefit payable under the terms of such plans and arrangements and shall not be considered part of the relevant payroll records for purposes of such plans and arrangements; and

(c)                                  to the extent not already provided under the terms of the Employment Agreement, for a period commencing with the month in which termination of employment, as described in paragraph 3 hereof, shall have occurred, and ending the later of the date of the Executive’s or the Executive’s spouse’s death, the Executive, his spouse and any dependents shall continue to be entitled to receive all health and dental care benefits under the Company’s welfare benefit plans (within the meaning of Section 3(l) of the Employee Retirement Income Security Act of 1974, as amended), at no cost to the Executive and at the same level of benefits that the Executive, his spouse and his dependents were receiving or were entitled to receive at the time of termination of employment or, if it would result in greater benefits, at the date of the Change in Control (if and to the extent that such benefits shall not be payable or provided under any Company plan, the Company shall pay or provide equivalent benefits on an individual basis).

(d)                                 Any Common Shares of the Company granted by the Company or a Company subsidiary to the Executive under the terms of any Long-Term Incentive Plan (“Long-Term Incentive Plan”) as is in effect and as may be amended from time to time, or any other comparable plan that may be put into effect, subject to a risk of forfeiture, such as the satisfaction of selected performance criteria or the Executive’s completion of a stated period of employment, shall be fully vested and transferable by the Executive following the Change in Control pursuant to the terms of any applicable plan.

(e)                                  The Company shall continue to maintain a whole life insurance policy on the Executive until the Executive reaches the age of 65.  The premiums for such policy shall be paid for by the Company, however, the Executive (or the beneficiary designated by him) shall be the beneficial owner of the policy.

4.                                       Certain Additional Payments.

(a)                                  If Independent Tax Counsel shall determine that the aggregate payments made to the Executive pursuant to this Agreement and any other payments to the Executive from the Company which constitute “parachute payments” as defined in Section 280G of the Code (or any successor provision thereto) (“Parachute Payments”) would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount (determined by Independent Tax Counsel) such that after payment by the Executive of all taxes (including any Excise Tax) imposed upon the Gross-Up Payment and any interest or penalties imposed with respect to such taxes, the Executive retains from the Gross-Up Payment an amount equal to the Excise Tax imposed upon the payments. For purposes of this paragraph 4(a), “Independent Tax Counsel” shall mean a lawyer, a certified public accountant with a nationally recognized accounting firm, or a compensation consultant with a nationally recognized actuarial and benefits consulting firm, with expertise in the area of executive compensation tax law, who shall be selected by the Executive and shall be reasonably acceptable to the Company, and whose fees and disbursements shall be paid by the Company.

(b)                                 If Independent Tax Counsel shall determine that no Excise Tax is payable by the Executive, it shall furnish the Executive with a written opinion that the Executive has substantial authority not to report any Excise Tax on the Executive’s Federal income tax return.  If the Executive is subsequently required to make a payment of any Excise Tax, then the Independent Tax Counsel shall determine the amount (the amount of such additional payments are referred herein as “Gross-Up Underpayment”) of such payment and any such Gross-Up Underpayment shall be promptly paid by the Company to or for the benefit of the Employee.  The fees and disbursements of the Independent Tax Counsel shall be paid by the Company.

(c)                                  The Executive shall notify the Company in writing within 15 days of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of a Gross-Up Payment. If the Company notifies the Executive in writing that it desires to contest such claim and that it will bear the costs and provide the indemnification as required by this sentence, the Executive shall:

(i)                                     give the Company any information reasonably requested by the Company relating to such claim,

(ii)                                  take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(iii)                               cooperate with the Company in good faith in order to effectively contest such claim, and

(iv)                              permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. The Company shall control all proceedings taken in connection with such contest; provided, however, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance.

(d)                                 If, after the receipt by the Executive of an amount advanced by the Company pursuant to paragraph 4(c)(iv), the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall, within 10 days, pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).

5.                                       No Mitigation Required. In the event of any termination of the Executive’s employment described in paragraph 3, the Executive shall be under no obligation to seek other employment, and there shall be no offset against amounts due the Executive under this Agreement on account of any remuneration attributable to any subsequent employment; provided, however, to the extent the Executive receives medical and health benefits from a subsequent employer, medical and health benefits under paragraph 3(c) shall be secondary to those received from the subsequent employer, and shall be required only to the extent not provided by such subsequent employer.

6.                                       Source of Payments. All payments provided for in this Agreement shall be paid in cash from the general funds of the Company; provided, however, such payments shall be reduced by the amount of any payments made to the Executive or the Executive’s dependents, beneficiaries, or estate from any trust or special or separate fund established by the Company to assure such payments. The Company shall not be required to establish a special or separate fund or other segregation of assets to assure such payments, and, if the

Company shall make any investments to aid it in meeting its obligations hereunder, the Executive shall have no right, title, or interest whatever in or to any such investments except as may otherwise be expressly provided in a separate written instrument relating to such investments. Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and the Executive or any other person. To the extent that any person acquires a right to receive payments from the Company, such right shall be no greater than the right of an unsecured creditor of the Company.

7.                                       Litigation Expenses: Arbitration.

(a)                                  Full Settlement, Litigation Expenses; Arbitration.  The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement. The Company agrees to pay, upon written demand therefor by the Executive, all legal fees and expenses which the Executive may reasonably incur as a result of any dispute or contest by or with the Company or others regarding the validity or enforceability of, or liability under, any provision of this Agreement (except to the extent it is determined by a court of competent jurisdiction, mediator or arbitrator, as the case may be, that the Executive’s material claim is, or claims are, frivolous or without merit in which case the Executive shall bear all such fees and expenses), together with interest on any delayed payments at the applicable Federal rate provided for in Section 7872(f)(2) of the Code. In any such action brought by the Executive for damages or to enforce any provisions of this Agreement, the Executive, in his sole discretion, shall be entitled to seek both legal and equitable relief and remedies, including, without limitation, specific performance of the Company’s obligations hereunder. If the parties hereto so agree in writing, any disputes under this Agreement may be settled by arbitration. The obligation of the Company under this paragraph 7 shall survive the termination for any reason of this Agreement (whether such termination is by the Company, by the Executive, upon the expiration of this Agreement or otherwise).

(b)                                 In the event of any dispute or difference between the Company and the Executive with respect to the subject matter of this Agreement and the enforcement of rights hereunder, the Executive may, in the Executive’s sole discretion by written notice to the Company, require such dispute or difference to be submitted to arbitration. The arbitrator or arbitrators shall be selected by agreement of the parties or, if they cannot agree on an arbitrator or arbitrators within 30 days after the Executive has notified the Company of Executive’s desire to have the question settled by arbitration, then the arbitrator or arbitrators shall be selected by the American Arbitration Association (the “AAA”) in Rochester, New York upon the application of the Executive. The determination reached in such arbitration shall be final and binding on both parties without any right of appeal or further dispute. Execution of the determination by such arbitrator may be sought in any court of competent jurisdiction. The arbitrators shall not be bound by judicial formalities and may abstain from following the strict rules of evidence and shall interpret this Agreement as an honorable engagement and not merely as a legal obligation. Unless otherwise agreed by the parties, any such arbitration shall take place in Rochester, New York, and shall be conducted in accordance with the Rules of the AAA.

8.                                       Income Tax Withholding. The Company may withhold from any payments made under this Agreement all federal, state, or other taxes as shall be required pursuant to any law or governmental regulation or ruling.

9.                                       Entire Understanding. This Agreement contains the entire understanding between the Company and the Executive with respect to the subject matter hereof and supersedes any similar agreement between the Company and the Executive, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to the Executive of any kind elsewhere provided and not expressly provided for in this Agreement including, without limitation, any benefit or compensation under the Employment Agreement and/or the Corning Natural Gas Company Amended and Restated Survivor Benefit Deferred Compensation Agreement.

10.                                 Severability. If, for any reason, any one or more of the provisions or part of a provision contained in this Agreement shall be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the full extent consistent with law continue in full force and effect.

11.                                 Consolidation, Merger. or Sale of Assets. If the Company consolidates or merges into or with, or transfers all or substantially all of its assets to, another entity the term “the Company” as used herein shall mean such other entity and this Agreement shall continue in full force and effect.

12.                                 Notices. All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if delivered or mailed, postage prepaid, first class as follows:

a.	to the Company;

Corning Natural Gas Company 330 West William Street P.O. Box 58 Corning, New York 14830 Attention: President

With a copy to:

Eric J. Krathwohl, Esq. Rich, May, Bilodeau & Flaherty, P.C. 176 Federal Street Boston, MA 02110

b.	to the Executive:

Thomas K. Barry 16 Welch Road Corning, NY 14830

or to such other address as either party shall have previously specified in writing to the other.

13.                                 No Attachment.  Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

14.                                 Binding Agreement.  This Agreement shall be binding upon, and shall inure to the benefit of, the Executive and the Company and their respective permitted successors and assigns.

15.                                 Modification and Waiver. Prior to the date of a Change in Control, this Agreement may be terminated, modified, amended or terminated by action of a majority of the members of the Board. After a Change in Control, this Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument signed by the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

16.                                 Heading of No Effect.  The paragraph headings contained in this Agreement are included solely for convenience of reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.

17.                                 Governing Law. This Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of New York without giving effect to the choice of law provisions in the State of New York.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its officers thereunto duly authorized, and the Executive has signed this Agreement, all effective as of the date first above written.

Witness:	Corning Natural Gas Company:

/s/ Phyllis J. Groeger	By:	/s/ Kenneth J. Robinson
	Title:	Executive Vice President

Witness:	Executive:

/s/ Phyllis J. Groeger	By:	/s/ Thomas K. Barry